FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EARNINGS

RELEASE

1Q24

May 7, 2024

PCAR

B3 LISTED NM

Conference call about the 1Q24 Earnings

Wednesday

May 8, 2024

09:00 am (Brasília)

08:00 am (NY)

01:00 pm (London)

Portuguese (original language)
Videoconference: www.gpari.com.br

English (simultaneous translation)
Videoconference: www.gpari.com.br/en/

Replay: www.gpari.com.br

1

Earnings release 1Q24

São Paulo, May 7, 2024. GPA [B3: PCAR3] announces the results for the 1st quarter of 2024.

As a result of the process of discontinuing the activities of the Extra hypermarkets, in 2021, and Almacenes Éxito S.A. (“Éxito”), in 2022, as disclosed in the material facts and notices to the market, these activities are accounted for as discontinued (IFRS 5 / CPC 31). Accordingly the income statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

From 1Q24, gas stations activities (“Gas Stations”) passed to be accounted as discontinued activities (IFRS 5 / CPC 31). Accordingly the Income statement and the notes of financial statement were retroactively adjusted, as defined by CVM Deliberation 598/09 – Non-current assets held for sale and discontinued operations.

The following comments refer to the results of continued operations, including the effects of IFRS 16/CPC 06 (R2), and comparison relative to the same period in 2023, unless otherwise indicated.

Continuous operational improvement with an increase of 1.8 p.p. in the Adjusted EBITDA Margin and significant reduction of R$ 1.4 billion of net debt vs. 1Q23

•	R$ 428 million in Operational Free Cash Flow(1) in the last 12 months, representing an improvement of R$ 736 million vs. 1Q23;
•	Gross revenue growth of 8.2% vs. 1Q23;
o	Sales growth of 10.3% in Pão de Açúcar banner and 22.8% in Proximity format(2)
o	Strong growth of 25.1% in E-commerce operation
•	Increase of 8.1% in Same-store sales (5.4% ex. calendar effect) vs. 1Q23;
o	Strong growth of 9.3% (6.7% ex. calendar effect) in Pão de Açúcar banner and solid seasonality performance
•	Sixth consecutive quarter of Market share(3) gains, with a 0.2 p.p. increase vs. 1Q23;
•	Gross profit of 27.2%, 1.5 p.p. increase vs. 1Q23;
•	Adjusted EBITDA Margin(4)(5) of 8.1%, an increase of 1.8 p.p. vs. 1Q23, and growth of 41.4% in the same period;
•	Net debt reduction of R$ 1.4 billion with 6.8x of deleverage pre-IFRS 16(6) vs. 1Q23.
INCOME STATMENT R$ million, except when indicated	GPA Consolidated			GPA Consolidated			GPA Consolidated
	1Q24	Gas Stat. IFRS 5	1Q24 w/ Gas Stat.	1Q23	Gas Stat. IFRS 5	1Q23 w/ Gas Stat.	Δ	Δ w/ Gas Stations
Gross Revenue	4,867	356	5,223	4,496	340	4,836	8.2%	8.0%
Net Revenue	4,586	356	4,942	4,157	339	4,496	10.3%	9.9%
Gross Profit	1,245	31	1,276	1,068	28	1,096	16.6%	16.4%
Gross Margin	27.2%	8.6%	25.8%	25.7%	8.4%	24.4%	1.5p.p.	1.4p.p.
Selling, General and Administrative Expenses	(919)	(23)	(942)	(842)	(22)	(863)	9.2%	9.1%
% of Net Revenue	20.0%	6.4%	19.1%	20.2%	6.3%	19.2%	-0.2p.p.	-0.1p.p.
National Equity Income	16	0	16	8	0	8	100.4%	100.4%
Adjusted EBITDA GPA Brazil (4)(5)	372	8	380	263	7	270	41.4%	40.7%
Adjusted EBITDA Margin - GPA Brazil (4)(5)	8.1%	2.2%	7.7%	6.3%	2.1%	6.0%	1.8p.p.	1.7p.p.
International Equity Income (7)	0	0	0	(46)	0	(46)	0.0%	-100.0%
Adjusted EBITDA GPA Consolidated (5)	372	8	380	217	7	224	71.1%	69.3%
Adjusted EBITDA Margin - GPA Consolidated (5)	8.1%	2.2%	7.7%	5.2%	2.1%	5.0%	2.9p.p.	2.7p.p.
Other Operating Revenue (Expenses)	(205)	(0)	(205)	(51)	0	(51)	300.0%	300.0%
Net Income Controlling Shareholders - Continued Op.	(407)	5	(402)	(319)	4	(315)	27.6%	27.6%
Net Margin Controlling Shareholders - Continued Op.	-8.9%	1.3%	-8.1%	-7.7%	1.1%	-7.0%	-1.2p.p.	-1.1p.p.
Net Income Controlling Shareholders - Discontinued Op. (8)	(253)	(5)	(258)	71	(4)	67	n.d.	n.d.
Net Income Controlling Shareholders Consolidated (9)	(660)	0	(660)	(248)	0	(248)	166.5%	166.5%

(1) Adjusted EBITDA pre-IFRS 16, excluding equity income, minus variation in working capital, minus Capex; (2) Excluding “Aliados” revenue; (3) In comparison with total sales in the Brazilian self-service market, calculated by Nielsen Consulting; (4) GPA Brazil excludes impacts from the international perimeter (Cnova); (5) Operating income before interest, taxes, depreciation and amortization adjusted by other Operating Income and Expenses; (6) Net Debt divided by GPA Brasil Adjusted EBITDA pre-IFRS 16 LTM; (7) As of 4Q23, due to the sale of the total participation held in Cnova, the equity income from international operations is null; (8) It includes the results from the discontinued operation of hypermarkets, gas stations and Éxito Group; (9) It considers results from continued and discontinued operations.

2

Subsequent events, sales of equity participations and non-core assets, and public offering of shares

•	On October 16, 2023, GPA's Board of Directors approved the signing of a pre-agreement for the sale of GPA's entire remaining 13.3% stake in Éxito for US$ 156 million (R$ 789 million) to the Calleja Group, owner of the leading supermarket retail group in El Salvador, as part of a Tender Offer (“TO”) launched by the Calleja Group in Colombia and the United States. Access the relevant fact in more detail at the link. In January 2024, the TO was concluded and the Company announced the receipt of R$ 789 million. In this way, the Company concluded the sale of the entire remaining 13.3% stake held in Éxito. Access the material fact in more detail at the link.
•	On March 13, 2024, the Company concluded the public offering process for the primary distribution of shares issued by the Company, through the issuance of 220 million new shares, totaling R$ 704 million. Access the relevant fact in more detail at the link;
•	On April 2, 2024, after the public offering for the primary distribution of shares, the Casino Group announced the reduction of its stake in the Company to 22.5% (link), resulting in the end of its control of GPA;
•	On April 18, 2024, the new Board of Directors, now comprising nine members, took office, including: six independent members (vs. three previously), two members of the Casino Group (vs. six previously) and one member of management (CEO). With the majority of independent members (six out of nine members), new expertise added, greater diversity (two new female members) and with the new chairman position now being held by an independent member, we made another important advance in the Company's governance (link);
•	On April 30, 2024, we announced adherence to the ICMS debt settlement program of the Government of the State of São Paulo, which allowed a reduction, according to the discounts resulting from this agreement, of approximately 80% for the settlement of contingencies that amounted to R$ 3.6 billion. Access the relevant fact in more detail at the link;
•	On May 2, 2024, we announced the sale of our administrative headquarters building as part of initiatives to sell non-core assets to reduce the Company's financial leverage. The transaction value totaled R$ 218 million. Access the relevant fact in more detail at the link.

3

Message from the CEO

GPA recorded solid growth in revenue across all its banners, with emphasis on the Pão de Açúcar banner, in a process of continuous improvement in operational performance. The adjusted EBITDA margin reached its best result in the last nine quarters, at 8.1%, a solid expansion of 41.4% compared to 1Q23, a result that highlights the consistency of our turnaround plan that arrives, in 2024, at the end of its first three-year period.

Discipline and, especially, consistency in execution to deliver the objectives and goals established in the six strategic pillars, has achieved, month after month, more recognition from our clients: there are already six consecutive quarters of market share increase, considering the self-service market, despite a strong comparison base with 1Q23; and an increase of 13 points in NPS in the last 12 months.

The operational delivery is accompanied by a very solid movement to improve the capital structure, with important events starting in 2023, which contemplate from the sale of non-core assets, to the follow-on process, which culminated in the increase in GPA's share capital and a new corporate structure, until the definitive resolution of relevant issues such as the issue of contingencies, announced recently.

We start 2024 with a lighter company, with an even more balanced structure, which gives us more flexibility to execute the business recovery plan we propose, with increased profitability and accelerated results

Marcelo Pimentel
GPA CEO

4

Sales Performance

Solid growth of same-store sales with sixth consecutive quarter of market share gains

GROSS REVENUE (R$ million)	1Q24		Var. 1Q24/1Q23
	Total Sales	Share of sales (%)	Total sales	Same Store Sales	Same Store Sales ex. calendar effect(5)
Pão de Açúcar	2,433	50.0%	10.3%	9.3%	6.7%
Extra Mercado(1)	1,618	33.2%	5.3%	7.2%	4.5%
Proximity(2)	535	11.0%	22.8%	4.9%	2.3%
Other businesses(3)	63	1.3%	2.7%	n.d	n.d
GPA ex Aliados	4,649	95.5%	9.7%	8.1%	5.4%
Aliados	219	4.5%	-15.1%	n.d.	n.d.
GPA(4)	4,867	100.0%	8.2%	8.1%	5.4%

(1) Remaining Compre bem stores were converted into Extra Mercado between July and August 2023; (2) Excludes “Aliados” revenue (3) Revenues mainly from commercial centers rentals agreements, Stix Fidelidade, Cheftime and James Delivery; (4) Excludes Gas Stations revenue, which was classified as discontinued activities since 1Q24; (5) Adjustment of 2.7 p.p., mainly due to Easter (03/31 in 2024 vs. 04/09 in 2023) and an extra day of sales on 02/29/24.

Total sales reached R$ 4.9 billion in 1Q24, an increase of 8.2%. The highlights were the Pão de Açúcar banner, which showed double-digit growth of 10.3%, driven by the performance of same-store sales, and the Proximity format, with an increase of 22.8%, supported by the opening of 61 stores in the last 12 months (9 stores in 1Q24), which showed accelerated maturation (approximately seven months, on average).

Growth was once again higher than the self-service market, with an increase of 0.2 p.p. in market share, despite the strong basis for comparison with 1Q23, in which we already had the positive effect of the conversion of part of hypermarket stores into supermarkets.

From this quarter onwards, we opted for the managerial segregation of the part of the proximity sales that is characterized by direct sales to small businesses (“Aliados” format). Within the context of the evolution of the turnaround plan, this decision aims to give greater visibility to the Company's different business profiles. In the last two years, we began to invest more significantly in the expansion of premium proximity stores under the Minuto Pão de Açúcar banner, making this format one of the Company's strategic pillars with a strong path of growth.

Finally, this quarter we began to demonstrate the Gas Stations as a discontinued operation (IFRS 5/CPC 31) and, in this way, the gross revenue, as well as costs and expenses, began to be consolidated in the income statement in discontinued activities.

Solid growth of same-store sales, above inflation

Same Store Sales(1)	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
Pão de Açúcar	0.1%	4.2%	5.5%	6.7%	7.5%	8.6%	7.2%	4.2%	6.7%
Extra Mercado	0.6%	4.8%	2.0%	4.1%	2.2%	3.5%	2.5%	2.0%	4.5%
Proximity(2)	1.3%	8.6%	13.1%	13.5%	8.8%	5.4%	0.4%	0.2%	2.3%

(1) Excludes calendar effect of 2.7 p.p.; (2) Excludes “Aliados” revenue

Same-store sales showed growth of 8.1% (5.4% ex. calendar effect), with a performance considerably higher than the inflation of the period, measured at 2.5%.

In Pão de Açúcar, same-store sales grew by 9.3% (6.7% ex. calendar effect), also showing strong progress in relation to 1Q23. The increase was driven by the volume of sales and the increase in the average price and in the flow of customers in stores. The category highlight was fruits & vegetables, fish counter and complementary grocery, the last two driven by seasonal events occurred in this quarter. Basic grocery has a relevant growth as well, driven by inflation in some food items (such as rice, refined sugar and olive oil). Finally, it is worth mentioning the continuous increase in the Premium & Valuable customer base, a strategic pillar for increasing sales and profitability, with growth of 5.9% vs. the previous year.

In Extra Mercado, same-store sales had an increase of 7.2% (4.5% ex. calendar effect), best same-store sales growth since 2Q22. The highlights also were fruits & vegetables, fish counter and complementary grocery. In 1Q24, we continued to upgrade the customer experience, with an improvement in NPS, and the implementation of the category management project and assortment and price review, whose positive impact on the banner's sales is expected in the coming quarters of this year.

5

In the Proximity format, we presented strong growth of 22.8% in total stores, driven by the accelerated ramp-up of new stores. In the same store comparison, we presented an increase of 4.9% (2.3% ex. calendar effect), with highlight to the vintage of stores inaugurated since 2021, that presents a double digit same-store growth and which already has sales per square meter, on average, 8% higher than older stores. This performance is explained by the adjustments made in the expansion process in recent years, with better demographic positioning of stores, focus on the premium Minuto Pão de Açúcar banner in the most affluent neighborhoods of the city of São Paulo, better positioning of the perishables categories, among other aspects. In 1Q24, as in previous quarters, we continued to gain market share (+0.9 p.p.) with a margin-promoting format for the Company.

The “Aliados” format, which we passed to present segregated from this quarter onwards, is the Proximity format model of direct sales to small businesses that was launched in 2017. We currently have more than 2.2 thousand partners in this format, which generated sales of R$ 219 million this quarter. This format's main characteristics are low investment and significant commercial and logistics synergies with the rest of the operation. From the beginning of 2024, we started a process of rebalancing this format, focusing on profitability, offering an assortment mix with higher margin, increased promotional efficiency and greater dilution of logistics costs, resulting in smaller but more profitable sales, which should contribute positively to the recovery plan for the Company's operating margin.

Consistent market share gains in all formats

Six consecutive quarters with increase of market share

Since April 2022, with the kick off of GPA’s turnaround plan, we have maintained discipline and consistency in delivering the objectives of the six strategic pillars, resulting in growing recognition from our clients, which may be observed by the relevant gains in market share.

In 1Q24, we grew our market share by 0.2 p.p. compared to the previous year, this being the sixth consecutive quarter of increase, according to data from Nielsen Consulting, considering the self-service market in Brazil.

Pão de Açúcar showed an evolution of 0.1 p.p. vs. the self-service market in compared to the previous year. The consistent increase in market share is mainly due a result of advances in the perishables categories, with the capture of new customers and growth of the Premium & Valuable customer base. Extra Mercado, in turn, remained stable compared to the same basis. The proximity format, with the Minuto Pão de Açúcar and Mini Extra banners, had a gain of 0.9 p.p. in comparison with small supermarkets in greater SP, reinforcing the success of the proposal of value delivered to customers in this format

Expansion: 64 stores opened in the last 12 months, with 9 stores in 1Q24

R$ 659 million of incremental sales in the quarter generated by opened stores since 2022

The focus of our stores expansion project is the proximity format, with the Minuto Pão de Açúcar banner. This banner has a scalable and mature format, with strong capillarity potential, foreseeing the densification and verticalization of the city of São Paulo and its metropolitan region. The Minuto stores, focused on the high income public, are in premium locations and present a quickly maturation, seven months in average. They also have high performance, and the newest stores, opened in 2022 and 2023, overcome, in terms of profitability, the stores opened previously, and with an average profitability higher than the Company’s consolidated profitability.

In 1Q24, we opened 9 stores being 7 Minuto Pão de Açúcar and 2 Mini Extra. In the last 12 months, we accumulate 64 new stores, being: (i) 61 in proximity format, 53 Minuto Pão de Açúcar and 8 Mini Extra; and (ii) 3 Pão de Açúcar.

6

E-commerce with strong growth acceleration and Improvement in 1P indicators

Strong increase of 25.1% of revenue, with profitability progress and operational indicators improvement

In 1Q24, we presented an increase of 25.1% in e-commerce revenue, an acceleration when compared to the last quarters, reaching R$ 503 million in sales. The penetration reached 11.8% of total food sales, representing an increase of 1.6 p.p. when compared to the last year. Both formats, 1P and 3P, presented a strong double digit growth.

Among the highlights of the quarter is the increase in the perishables’ penetration in the 1P channel, which increased 6.3 p.p. compared to 1Q23, reaching 34% of channel sales, which is a fundamental pillar of differentiation of our value proposition.

Additionally, other critical indicators of the 1P operation have shown solid progress. The perfect order (order with 0% stockout) and on time in full (delivered on time and with all items purchased) increased by 4.4 p.p. and 7.5 p.p., respectively, vs. o 1Q23.

Finally, the format's EBITDA margin reached a high single digit, with a significant improvement in the format's EBITDA compared to 1Q23.

Customers & NPS: Significant improvement in customer satisfaction

Greater customer satisfaction translates into greater flow and frequency

The consistency of focusing on the customer at the center of decisions continues to produce important advances in NPS across all of our banners. In 1Q24, we reached 77 points in NPS, considering all brands, a strong increase of 13 points in the last 12 months, with highlights being the improvements achieved in price perception and waiting time in the checkout line. It is also worth highlighting the excellent customer perception regarding the quality of products and service in the store. This strong evolution of the NPS permeates all of our banners and we continue to see opportunities to keep evolving throughout 2024 quarters.

At Pão de Açúcar, we continued to see growth in Gold and Black customers (Programa Mais), classifications with a higher level of loyalty. This increase continues to drive growth in the number of Premium & Valuable customers, a group with the highest purchase frequency and highest monthly expenditure, which increased by 5.9%, demonstrating the effectiveness of the new program in generating value for the customer.

Still on the topic of customer loyalty, we have a privileged position in Private Brands and great potential for the development of this platform, which is connected to the strong level of trust that our customers have in our brands. In 1Q24, we increased sales by 12.0% vs. 1Q23 and reached a penetration of 21% in total sales of our banners, improvement of 0.9 p.p. vs. 1Q23. In Extra Mercado Banner the Private Brands play an even more relevant role and presented a penetration of 26% of sales in 1Q24, 1.2 p.p. higher than the same period in 2023. The value proposition in Private Brands aims to deliver high quality products to the customer, comparable to the category leader, at an extremely competitive price. The high loyalty generated with customers can also be measured in the relevant share that Private Brands have in customers' baskets, with 8 out of 10 customers consuming our brands, in addition to the 2.4 times higher average frequency of these customers in relation to those who still do not buy Private Brands.

We also highlight Stix, GPA's loyalty coalition platform that brings together Pão de Açúcar, Extra, Droga Raia and Drogasil, Sodimac, C&A, and from April 2024 Shell gas stations. The platform reached 6.9 million of active clients, a growth of 15% when compared to 4Q23, and 9.5 billion of redeemed points, an increase of more than 100% vs. 1Q23

7

Financial Performance

Given the discontinuity in the results of the activities of the Gas Stations (IFRS 5), which are classified as available for sale, we will demonstrate, by way of comparison, the gross margins and adjusted EBITDA in the views without and with the inclusion of the Stations. Gross Profit and adjusted EBITDA reflect the operation excluding Stations.

Acceleration in gains of gross margin

Solid expansion of 1.5 p.p. when compared to 1Q23 and 0.2 p.p. vs. 4Q23

Gross Profit totaled R$ 1.2 billion in 1Q24, with a margin of 27.2%, showing an improvement of 1.5 p.p. and 0.2 p.p. compared to 1Q23 and 4Q23, respectively. The continuous evolution of Gross Profit compared to the previous year is mainly the result of continuous progress in commercial negotiations, reduction in shrinkage and efficiency gains in logistics costs.

Selling, General and Administrative Expenses totaled R$ 919 million in the quarter, representing 20.0% of net revenue, which is the lowest level since 1Q23, excluding 4Q23 that is favored by seasonal sales at the end of the year. The efficiency gain was 0.2 p.p. vs. 1Q23 due mainly to savings in operating expenses in stores, mostly utilities and facilities, and, in part, as a result of captures from the Zero Base Budget project.

Equity Income, formed by GPA's participation in FIC's results, totaled R$ 16 million, an increase of R$ 8 million compared to 1Q23. This improvement is substantially due to the change in the Pão de Açúcar card points program and the reduction in costs of bad debt provision. It is worth remembering that, since 4Q23, with the complete sale of GPA's stake in Cnova, we no longer have the negative impact of the equity equivalence of international operations.

8

Best Adjusted EBITDA margin in the last 9 quarters

Solid expansion of 0.7 p.p. when compared to 3Q23 and 1.8 p.p. vs. 4Q22

As a result of the effects mentioned above, GPA's Adjusted EBITDA was R$ 372 million, representing a growth of 41.4% vs. 1Q23, and adjusted EBITDA margin of 8.1%, showing an improvement of 1.8 p.p. vs. 1Q24. These results demonstrate the consistency of the Company's turnaround process, with the sequential expansion in the Adjusted EBITDA margin.

For the upcoming quarters, we will continue to make progress: (i) in negotiating with our suppliers on commercial aspects; (ii) in the completion of projects that will impact the rebalancing of categories in light of GPA's new value proposition; (iii) capturing the reduction in expenses based on the project to implement the Zero Base Budgeting methodology; and (iv) the best promotional balance with the growing perception of the brands' new value proposition by customers.

OTHER CONSOLIDATED OPERATING INCOME AND EXPENSES

In the quarter, Other Income and Expenses reached R$ (205) million. This result is mainly due to expenses related to: (i) adherence to the ICMS debt settlement program of the State of São Paulo (R$ 86 million); (ii) impairment related to the sale of the Company's administrative headquarters (R$ 25 million); and (iii) store restructurings, store closures and other extraordinary expenses.

After individual analysis of eligible legal proceedings, weighing risks and benefits, the Company joined the State of São Paulo's debt settlement program (“Settlement”) with the amount of R$ 533 million in probable risk contingencies (provisioned) and R$3.1 billion related to possible contingencies. Given the discounts provided by the State, the value resulting from the Settlement totaled R$ 794 million, representing a reduction of around 80% in relation to the contingency values, for payments over 10 years, adjusted by the SELIC rate. With the conclusion of the Settlement, we made a provision of R$ 261 million in the 1Q24 results, of which R$ 86 million in other income and expenses from continued operations and R$ 175 million in discontinued operations.

9

CONSOLIDATED NET FINANCIAL RESULT

FINANCIAL RESULT (R$ million)	GPA
	1Q24	1Q23	Δ
Financial Revenue	79	92	-14.1%
Financial Expenses	(254)	(313)	-18.8%
Cost of Debt	(164)	(223)	-26.5%
Cost of Receivables Discount	(17)	(19)	-10.5%
Other financial expenses	(73)	(71)	2.8%
Net Financial Revenue (Expenses)	(175)	(221)	-20.8%
% of Net Revenue	3.8%	5.3%	-1.5 p.p.
Interest on lease liabilities	(122)	(110)	10.9%
Net Financial Revenue (Expenses) – Post IFRS 16	(297)	(331)	-10.3%
% of Net Revenue – Post IFRS 16	6.5%	8.0%	-1.5 p.p.

At the end of 1Q24, the Company’s net financial result totaled R$ (175) million, representing 3.8% of net revenue. This result represents an improvement of 20.8% compared to the same period last year, mainly due to the reduction of R$ 1.4 billion in net debt and the reduction in the basic interest rate. Adding interest on lease liabilities, the amount reached R$ (297) million, equivalent to 6.5% of net revenue.

CONSOLIDATED NET INCOME OF CONTINUED AND DESCONTINUED OPERATIONS

ON-OFF EFFECTS CONTINUED NET INCOME (R$ million)	GPA
	1Q24	1Q23	Δ R$
Controlling Net Income - Continued Activities	-407	-319	-88
(+) Adjustment in Other Operating Income and Expenses	111	0	111
Provision of São Paulo ICMS' Settlement	86	0	86
GPA's headquartes' Impairment	25	0	25
(+) Non recognition of credits of Income Tax/CSLL	99	15	84
Controlling Sharholders Adjusted Net Income - Continued Operations	-197	-304	107

The Net Loss from Continued Operations reached R$ (407) million in 1Q24, vs. a loss of R$ (319) million in the same period of last year. The increase in losses, despite the improvement in adjusted EBITDA and Financial Result, is mainly due to one-off effects related to: (i) the impact on other operating revenues and expenses generated by adherence to the debt settlement program ICMS with the State of São Paulo and the GPA’s headquarter impairment after the asset sale; and (ii) the lower recognition of tax credits in Income Tax and CSLL related to accumulated tax losses.

Excluding these one-off effects, the Adjusted Net Loss from Continued Operations reached R$ (197) million, an improvement of R$ 107 million compared to 1Q23.

The Net Loss from Discontinued Operations reached R$ (253) million, mainly due to the impact of the provisioning of: (i) Extra Hiper’s Labor contingencies; and (ii) adherence to the ICMS debt settlement program with the State of São Paulo, with an impact of R$ (175) million.

10

CASH GENERATION AND NET DEBT

NET DEBT VARIATION - MANAGERIAL VIEW (R$ million)	GPA
	1Q24	1Q23	Δ R$	LTM(5) 1T24	LTM(5) 1T23	Δ R$
Adjusted EBITDA GPA Brazil pre-IFRS 16(1)	157	62	95	527	309	219
(-) Share Profit of Associates Brazil	(16)	(8)	(8)	(59)	(44)	(15)
Income tax paid	(0)	(0)	(0)	(1)	(0)	(0)
Working Capital of Goods Variation	(665)	(670)	6	211	221	(10)
Inventory Variation	67	(34)	101	196	(12)	208
Suppliers Variation	(795)	(732)	(63)	98	229	(131)
Receivable Variation	63	95	(32)	(83)	4	(87)
Other Operational Asset and Liabilities Variation	(19)	0	(19)	426	232	194
Operational Cash Flow	(543)	(616)	74	1,106	718	388
Capex adjusted by BTS(2)	(157)	(205)	49	(678)	(1,026)	348
Operational Free Cash Flow	(699)	(821)	122	428	(308)	736
Other Operation Income and Expenses	(167)	(159)	(8)	(813)	(1,310)	497
Dividends	94	230	(136)	114	560	(446)
Adjusted Operational Free Cash Flow	(772)	(750)	(22)	(271)	(1,058)	787
Sale of Assets(3)	1,500	21	1,479	2,271	3,616	(1,345)
Cash Flow after Sale of Assets	729	(729)	1,458	2,000	2,559	(558)
Net Financial Cost(4)	(146)	(204)	58	(677)	(860)	183
Net Debt Variation	583	(933)	1,516	1,323	1,698	(375)

(1) it considers EBITDA adjusted by Other Operating Income and Expenses, with the result of Equity Income from National Operations and with rental costs and expenses; (2) net from the financing of built to suit (BTS) format to the new stores of Pão de Açúcar; (3) it Includes revenues of asset sales and strategic projects, such as Follow-on, sale of Extra Hiper stores and the sale of participation in Éxito; (4) It includes interest of gross debt, cash profitability, cost with banks guarantees and cost with discount of receivables; (5) Last twelve months

In 1Q24, net debt showed a reduction of R$ 583 million vs. o 4Q23, impacted by the sale of the remaining stake in Grupo Éxito (R$ 789 million) and the public offering of shares (R$ 704 million). The Operating Free Cash Flow was negative by R$ 699 million, reflecting the seasonality of the first quarter, with greater use of working capital in suppliers. Notwithstanding, in comparison with the same period in 2023, it showed an improvement of R$ 122 million, with gains in efficiencies in main operating lines: EBITDA, inventory and Capex. These developments are a direct result of initiatives to gain operational efficiency, with increased operating margins, control of expenses, gains in efficiency in inventory turnover and greater control of investment projects.

In the 12-month period ended in 1Q24, net debt was reduced by R$ 1.3 billion, excluding not discounted receivables, impacted by the sales of non-core assets and the public offering of shares, which totaled R$ 2.3 billion and also due to the generation of operational free cash, which totaled R$ 428 million compared to a consumption of R$ 308 million in the 12-month period ending in 1Q23. This significant improvement of R$ 736 million in operating free cash flow is the result of the increase in EBITDA and inventory turnover, and the reduction in Capex. In other cash flow lines, it is worth mentioning: (i) the improvement of R$ 497 million in Other Operating Income and Expenses, mainly due to the reduction in labor contingencies and other costs related to the sale of Extra Hiper stores; and (ii) the improvement of R$ 183 million in net financial costs impacted by the reduction in financial leverage.

Below is a table detailing the working capital of goods, highlighting the eight-day improvement in inventory turnover in the comparison between 1Q24 and 1Q23.

WORKING CAPITAL OF GOODS (R$ million)	GPA
	1Q23	2Q23	3Q23	4Q23	1Q24	1Q24 vs 1Q23	1Q24 vs 4Q23

(+) Suppliers	2,127	2,197	2,219	3,020	2,225	98	(795)
(-) Inventory	(2,079)	(1,965)	(1,992)	(1,950)	(1,882)	196	67
(-) Receivables	(322)	(292)	(352)	(468)	(405)	(83)	63
(=) Cash Flow After Receivables	(273)	(59)	(126)	603	(62)	211	(665)

In Days of COGS
(+) Suppliers	54	55	54	73	53	(1)	(20)
(-) Inventory	(53)	(49)	(49)	(47)	(45)	8	2
(-) Receivables	(8)	(7)	(9)	(11)	(10)	(1)	2
(=) Cash Flow After Receivables	(7)	(1)	(3)	15	(1)	5	(16)

11

NET DEBT CONSOLIDATED

Strong reduction of R$ 1.4 billion with deleverage of 6.8x pre-IFRS 16

INDEBTEDNESS (R$ milhões)	GPA
	1Q24	1Q23	Δ R$
Short-Term Debt	1,016	1,124	(108)
Loans and Financing	952	1,044	(92)
Debentures	64	80	(15)
Long-Term Debt	3,536	5,436	(1,900)
Loans and Financing	168	2,244	(2,075)
Debentures	3,368	3,192	175
Total Gross Debt	4,552	6,560	(2,007)
Cash and Financial investments	(2,832)	(3,516)	684
Net Debt	1,720	3,043	(1,323)
On balance Credit Card Receivables not discounted	(115)	(30)	(84)
Net Debt incl. Credit Card Receivables not discounted	1,606	3,013	(1,407)
EBITDA Ajustado GPA Brasil(últimos 12 meses)	1,388	1,092	297
Net Debt including Credit Card Receivables not discounted /	1.2x	2.8x	-1.6x
Adjusted EBITDA GPA Brasil (LTM)
Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)	527	309	219
Net Debt including Credit Card Receivables not discounted /	3.0x	9.8x	-6.7x
Adjusted EBITDA GPA Brasil pre-IFRS16 (LTM)

Net debt, including the balance of not discounted receivables, reached R$ 1.6 billion, a reduction of R$ 1.4 billion vs. the same period of the previous year. Pre-IFRS 16 financial leverage, measured by net debt divided by GPA Brasil's adjusted EBITDA pre-IFRS 16, which includes rental expenses, showed a reduction of 6.8x compared to 1Q23, reaching 3.0x.

12

INVESTMENTS

ADJUSTED CAPEX(1) (R$ million)	GPA Consolidated
	1Q24	1Q23	Δ	LTM(2) 1T24	LTM(2) 1T23	Δ R$
New Stores and Land Acquisition	43	39	4	131	172	(42)
Store Renovations, Conversions and Maintenance	40	84	(44)	216	475	(259)
IT, Digital and Logistics	74	82	(8)	331	378	(47)
Total Investments GPA Consolidated	157	205	(49)	678	1,026	(348)
(1)	Net from the financing of built to-suit format to the new stores of Pão de Açúcar.

In 1Q24, adjusted Capex for built-to-suit operations (“adjusted Capex”) reached R$ 157 million, a reduction of R$ 49 million vs. o 1Q23, mainly in Renovations, Conversions and Maintenance. In the 12-month view, adjusted Capex reached R$ 678 million, a reduction of R$ 348 million vs. 12 months ended in 1Q23, mainly in Renovations, Conversions and Maintenance, which in 2022 showed a greater concentration of investments in renovations for the conversions of Extra hypermarket stores to the supermarket format.

13

ESG AT GPA

Agenda with and for society and the environment

Promotion of diversity and inclusion: reinforcing our commitment to racial equity, in 1Q24 we started the third class of the Internship Program exclusively for black and brown people, and of the 30 vacancies available, 54% were filled by black women. We continue to reinforce this theme in all Company selection processes, with the objective of reaching at least 50% of our workforce to be self-declared black and brown people. Strengthening the commitment to gender equality, during the month of March, more than 17 actions were carried out in celebration of International Women's Day, including lectures, training, workshops and internal engagement actions, in total more than 4,100 employees were directly impacted during the period.

Combating climate change: as a result of the actions and projects to replace gases and retrofit the engine rooms initiated, in addition to continuous improvement in our processes of preventive identification and rapid remediation in cases of refrigerant gas leaks, we reduced our emissions by 8% (scope 1 and 2) in 1Q24 (compared to 1Q23), in line with our public commitment to reduce emissions in these scopes by 50% by 2025 (base year 2015).

Animal welfare in the value chain: In 1Q24, we reached 44.5% of egg sales being cage-free in our stores, with highlights for Private Brands which reached 66.9% and e-commerce with 58.5%. This evolution is the result of a strategy that involves consumer communication, store supply, supplier development, internal training, and sectoral activities, among others. Reinforcing our commitment to raising consumer awareness on the topic, in our e-commerce, from 1Q24 onwards, products with animal welfare attributes are now identified by a seal, supporting and encouraging consumers to choose these products.

Social Impact: we renewed our successful partnership with the NGO Gerando Falcões, with the launch in 1Q24 of another social product (nachos snacks) whose entire profit from the sale will be directed to the NGO's projects, which works to interrupt the cycle of poverty in favelas with innovation and technology. This initiative reinforces our purpose of nurturing dreams and lives.

Ethics and Transparency: In 1Q24, we disclosed information about our environmental impact through the CDP (Carbon Disclosure Project) with an "A-" grade in the Climate Change questionnaire. In the CDP Florestas ranking, we evolved from B to A- in the beef chain category, achieving the best retail score, reinforcing our commitment to combating deforestation. Furthermore, the annual sustainability report was recognized as one of the 10 best on the market according to the Reporting Matters Brazil 2023 Report, carried out by the Brazilian Business Council for Sustainable Development (CEBDS), which analyzed 77 sustainability reports. This is further recognition of all the work done to provide greater transparency in the dissemination of information.

14

BREAKDOWN OF STORE CHANGES BY BANNERS

In 1Q24, we opened 9 new proximity format stores (7 Minuto Pão de Açúcar and 2 Mini Extra), and closed 7 stores (1 Pão de Açúcar, 5 Mini Extra and 1 Minuto Pão de Açúcar).

The closures carried out in the quarter are in line with the process of adjusting the store network based on the assessment of store performance, competitive market conditions and movements in the rest of the store network.

Store by Banner	4Q23	1Q24
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No. of Stores	Sales area ('000 sq. m.)
GPA Brazil	767	9	0	-7	0	769	644
Pão de Açúcar	194	0	0	-1	0	193	265
Extra Mercado	178	0	0	0	0	178	212
Mini Extra	147	2	0	-5	0	144	36
Minuto Pão de Açúcar	176	7	0	-1	0	182	46
Gas Stations	71	0	0	0	0	71	83
Stores under Conversion / Analysis	1	0	0	0	0	1	2

15

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	ASSETS
	Consolidated

	03.31.2024	03.31.2023
Current Assets	6,428	27,985
Cash and Marketable Securities	2,832	3,516
Financial Applications	17	0
Accounts Receivable	405	322
Credit Card	115	30
Sales Vouchers and Trade Account Receivable	269	268
Allowance for Doubtful Accounts	(2)	(3)
Resulting from Commercial Agreements	24	26
Inventories	1,883	2,079
Recoverable Taxes	605	1,058
Credits with Controlling Shareholders	0	0
Noncurrent Assets for Sale	310	20,531
Claims with Related Parties	0	0
Prepaid Expenses and Other Accounts Receivables	376	479
Noncurrent Assets	14,434	15,469
Long-Term Assets	5,442	5,727
Accounts Receivable	0	0
Credit Cards	0	0
Recoverable Taxes	2,862	2,766
Deferred Income Tax and Social Contribution	1,099	1,106
Amounts Receivable from Related Parties	54	295
Judicial Deposits	474	742
Prepaid Expenses and Others	953	818
Investments	786	835
Investment Properties	0	0
Property and Equipment	6,257	6,905
Intangible Assets	1,949	2,003
TOTAL ASSETS	20,863	43,454

16

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET
(R$ million)	LIABILITIES
	Consolidated

	03.31.2024	03.31.2023
Current Liabilities	5,763	16,715
Suppliers	2,401	2,304
Trade payable, agreement	104	147
Loans and Financing	952	1,044
Debentures	64	80
Lease Liability	449	497
Payroll and Related Charges	397	287
Taxes and Social Contribution Payable	592	264
Financing for Purchase of Fixed Assets	145	74
Debt with Related Parties	15	315
Advertisement	17	15
Provision for Restructuring	14	6
Unearned Revenue	171	221
Liabilities on Noncurrent Assets for Sale	22	11,112
Others	420	349
Long-Term Liabilities	10,433	13,072
Loans and Financing	168	2,244
Debentures	3,368	3,192
Lease Liability	3,872	3,555
Financing by purchasing assets	271	0
Income tax payable	0	0
Related Parties	0	31
Deferred Income Tax and Social Contribution	0	4
Tax Installments	664	104
Provision for Contingencies	1,611	2,682
Unearned Revenue	70	91
Provision for loss on investment in Associates	(0)	889
Others	409	280
Shareholders' Equity	4,667	13,667
Attributed to controlling shareholders	4,660	11,442
Capital	2,511	8,466
Capital Reserves	(75)	15
Profit Reserves	2,226	4,800
Other Comprehensive Results	(1)	(1,839)
Minority Interest	6	2,225
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	20,863	43,454

17

INCOME STATEMENT – 1st QUARTER OF 2024

(R$ Million)	Consolidated
	1Q24	1Q23	Δ
Gross Revenue	4,867	4,496	8.2%
Net Revenue	4,586	4,157	10.3%
Cost of Goods Sold	(3,311)	(3,061)	8.2%
Depreciation (Logistics)	(29)	(29)	2.2%
Gross Profit	1,245	1,068	16.6%
Selling Expenses	(766)	(711)	7.8%
General and Administrative Expenses	(153)	(131)	17.0%
Selling, General and Adm. Expenses	(919)	(842)	9.2%
Equity Income	16	(37)	n.a.
Other Operating Revenue (Expenses)	(205)	(51)	300.0%
Depreciation and Amortization	(256)	(247)	3.4%
Earnings before interest and Taxes - EBIT	(118)	(110)	7.2%
Financial Revenue	79	92	-14.4%
Financial Expenses	(376)	(423)	-11.1%
Net Financial Result	(298)	(331)	-10.1%
Income (Loss) Before Income Tax	(415)	(441)	-5.8%
Income Tax	10	122	-91.8%
Net Income (Loss) Company - continuing operations	(405)	(319)	27.3%
Net Result from discontinued operations	(253)	124	n.a.
Net Income (Loss) - Consolidated Company	(659)	(195)	238.1%
Net Income (Loss) - Controlling Shareholders - continuing operations	(407)	(319)	27.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations	(253)	71	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders	(660)	(248)	166.5%
Minority Interest - Non-controlling - continuing operations	1	0	6318.7%
Minority Interest - Non-controlling - discontinued operations	0	53	-100.0%
Minority Interest - Non-controlling - Consolidated	1	53	-97.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	167	166	0.6%
Adjusted EBITDA(1)	372	217	71.1%

% of Net Revenue	Consolidated
	1Q24	1Q23	Δ
Gross Profit	27.2%	25.7%	1.5 p.p.
Selling Expenses	-16.7%	-17.1%	0.4 p.p.
General and Administrative Expenses	-3.3%	-3.1%	-0.2 p.p.
Selling, General and Adm. Expenses	-20.0%	-20.2%	0.2 p.p.
Equity Income	0.4%	-0.9%	n.a.
Other Operating Revenue (Expenses)	-4.5%	-1.2%	-3.2 p.p.
Depreciation and Amortization	-5.6%	-5.9%	0.4 p.p.
Earnings before interest and Taxes - EBIT	-2.6%	-2.6%	0.1 p.p.
Net Financial Result	-6.5%	-8.0%	1.5 p.p.
Income (Loss) Before Income Tax	-9.1%	-10.6%	1.6 p.p.
Income Tax	0.2%	2.9%	-2.7 p.p.
Net Income (Loss) Company - continuing operations	-8.8%	-7.7%	-1.2 p.p.
Net Income (Loss) - Consolidated Company	-14.4%	-4.7%	-9.7 p.p.
Net Income (Loss) - Controlling Shareholders - continuing operations	-8.9%	-7.7%	-1.2 p.p.
Net Income (Loss) - Consolidated Controlling Shareholders	-14.4%	-6.0%	-8.4 p.p.
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0 p.p.
Minority Interest - Non-controlling - Consolidated	0.0%	1.3%	-1.2 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3.6%	4.0%	-0.4 p.p.
Adjusted EBITDA(1)	8.1%	5.2%	2.9 p.p.

(1) Adjusted EBITDA excludes Other Operating Income and Expenses

18

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 7, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.